SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)*



                       United International Holdings, Inc.
                       -----------------------------------
                                (Name of Issuer)



                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)



                                   910734 10 2
                                 --------------
                                 (CUSIP Number)



                         Filed pursuant to Rule 13d-2(b)
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  910734 10 2              13G                       Page 2 of 7 Pages

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Apollo Cable Partners, L.P.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
               5.  SOLE VOTING POWER:

               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6.  SHARED VOTING POWER:
 BENEFICIALLY      4,261,364 (1)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   7.  SOLE DISPOSITIVE POWER:
    PERSON
     WITH     -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER:
                   4,261,364 (1)
--------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,261,364 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                          [X]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    12.2% (2)
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 4,261,364 shares of Class A Common Stock issuable upon conversion of 4,261,364 shares of the Issuer's Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), which shares are held by the Reporting Person's nominee Atwell & Co.
(2) Adjusted for the conversion of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. See Item 8 concerning the election of directors.

CUSIP NO.:  910734 10 2              13G                       Page 3 of 7 Pages


ITEM 1.

     (a)  Name of Issuer:

          United International Holdings, Inc., a Delaware corporation

     (b)  Address of Issuer's Principal Executive Offices:

          4643 S. Ulster Street
          Suite 1300
          Denver, Colorado  80237

ITEM 2.

     (a)  Name of Person(s) Filing:

          Apollo Cable Partners, L.P.

     (b)  Address of Principal Business Office or, if None, Residence:

     The address for the Reporting Person is:
          c/o Apollo Advisors, L.P.
          Two Manhattanville Road
          Purchase, NY  10577

     (c)  Citizenship:

          Apollo Cable Partners, L.P. is organized under the laws of the State of Delaware.

     (d)  Title of Class of Securities:

          Class A Common Stock, par value $0.01 per share

     (e)  CUSIP Number:

          910734 10 2


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO.:  910734 10 2              13G                       Page 4 of 7 Pages


(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment investment company under Section 3(c)(14) of the Investment Company Act Act of 1940.

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c) check this box. [ ]

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1. The information provided in this Item 4 assumes the conversion of Class B Common Stock for Class A Common Stock.

     (a)  Amount beneficially owned:

          Apollo Cable Partners, L.P. beneficially owns 4,261,364 shares of Class A Common Stock.

     (b)  Percent of class:

     The following percentage interests are based on 30,699,381 shares of Class A Common Stock outstanding as of January 8, 1999, as reported by the Issuer in its Quarterly Report on Form 10-Q filed January 14, 1999.

          Apollo Cable Partners, L.P.:  12.2%

     Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock vote as a single class on the election of directors. When all classes of stock beneficially owned by the Reporting Person is aggregated, the Reporting Person may be deemed to beneficially own voting equity securities representing 32.8% of the voting power with respect to a general election of directors. See Item 8 below for additional information concerning the election of directors.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  not applicable

          (ii) Shared power to vote or to direct the vote (see Item 8 below, which is incorporated in this Item 4(c) by this reference):

          Apollo Cable Partners, L.P.:  4,261,364 shares

          (iii) Sole power to dispose or to direct the disposition of: not applicable

          (iv) Shared power to dispose or to direct the disposition of (see Item 8 below, which is incorporated in this Item 4(c) by this reference):

          Apollo Cable Partners, L.P.:  4,261,364 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [ ].

CUSIP NO.:  910734 10 2              13G                       Page 5 of 7 Pages


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Apollo Cable Partners, L.P. does not own any shares of Class A Common Stock and is the beneficial owner of 4,261,364 shares of Class B Common Stock, which shares are held by Apollo Cable Partners, L.P. nominee Atwell & Co.

Pursuant to the terms of that certain Stockholders' Agreement, dated April 13, 1993 (the "Stockholders' Agreement"), by and among Cable Acquisition Corp., Albert M. Carollo, William J. Elsner, L. Flinn, Jr. Family Limited Partnership, Lawrence Flinn, Jr., Joseph E. Giovanini, Clarice J. Giovanini, Giovanini Investments, Ltd., Curtis Rochelle, Marian Rochelle, Rochelle Investments, Ltd., Gene W. Schneider, G. Schneider Holdings, Mark Schneider, Janet S. Schneider (collectively, the "Founders"), Apollo Cable Partners, L.P. ("Apollo") and the Issuer, Apollo and the Founders have agreed to vote in favor of three persons nominated to be directors by Apollo and nine persons nominated to be directors by the Founders in the elections of directors of the Issuer. The number of persons Apollo and the Founders are entitled to nominate for election as directors is subject to reduction for each group if the percentage of the Issuer's voting securities beneficially owned by it is reduced below certain levels. These director nomination rights expire on April 12, 2003, unless earlier terminated by the agreement of Apollo and the Founders. A copy of the Stockholders' Agreement can be found at Exhibit 10.16 to the Issuer's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

To the best knowledge of the Reporting Person, L. Flinn, Jr. Family Limited Partnership and Lawrence Flinn, Jr. transferred all their shares in the Issuer and ceased to be parties to the Stockholders Agreement. In 1997, DLF Partners and Lawrence F. DeGeorge became parties to the Stockholders Agreement as Founders upon acquiring all the shares held by Cable Acquisition Corporation. Some of the Founders have transferred all or a portion of their shares of the Issuer to the following persons: Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Giovanini Properties, Curtis Rochelle Trust, Jim Rochelle, Kathleen Jaure, the Revocable Trust of Janet Schneider, Susan G. Schneider and Robert A. Schneider. As a result of these transfers, the transferees became subject to the Stockholders' Agreement as Founders. William J. Elsner, Joseph E. Giovanini, Clarice J. Giovanini, Giovanini Investments, Ltd., and Giovanini Properties ceased to be parties to the Stockholders Agreement upon the sale of substantially all of their shares of Common Stock of the Issuer through a secondary offering on July 16, 1998. As a result of these transactions, the current parties to the Stockholders Agreement are the Issuer, Apollo, and Albert M. Carollo, Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, DLF Partners, Lawrence F. DeGeorge, Kathleen Jaure, Curtis Rochelle, Curtis Rochelle Trust, Jim Rochelle, Marian Rochelle, Gene W. Schneider, G. Schneider Holdings, Mark Schneider, the Revocable Trust of Janet Schneider, Susan G. Schneider and Robert A. Schneider as Founders.

The Issuer's Board of Directors is currently composed of ten members, eight of whom may be deemed to have been nominated by the Founders and two of which may be deemed to have been nominated by Apollo.

There are no other agreements among the Reporting Person and any other Founder with respect to the voting of the Issuer's securities.

To the best of the Reporting Person's knowledge, the Founders and Apollo beneficially owned as of December 31, 1998, a total of 10,400,097 shares of the Class A Common Stock (assuming the conversion of 9,608,136 shares of Class B Common Stock for 9,608,136 shares of Class A Common Stock and includes 572,583 shares that would be acquired upon exercise of presently exercisable options).

CUSIP NO.: 910734 10 2               13G                       Page 6 of 7 Pages

As a result of voting provisions of the Stockholders' Agreement, the Founders and Apollo may be deemed to be a "group" for purposes of Rule 13d-3 and each member of such "group" may be deemed to beneficially own shares of the Issuer's stock held by the other members of such "group." Pursuant to Rule 13d-4, the Reporting Person hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, of the shares of Class A Common Stock and Class B Common Stock held by any other Founder or their transferees.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATIONS.

         Not applicable.

CUSIP NO.:  910734 10 2              13G                       Page 7 of 7 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 1999              APOLLO CABLE PARTNER'S L.P.

                                      By:  AIF II, L.P.
                                              General Partner

                                           By:  Apollo Capital Management, Inc.
                                                   General Partner


                                               By: /s/ Michael D. Weiner
                                                  ------------------------------
                                               Name:  Michael D. Weiner
                                               Title: Vice President